FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   •  , 2002                                                    Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]                    Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                    No [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

M E D I A    R E L E A S E

Kennedy to head up Kloof Gold Mine at Gold Fields

Johannesburg, 12 March 2003: Gold Fields Limited [GFI] today announced that Gerrit Kennedy will replace Neal Froneman as Vice President and Head of Operations for the Group’s Kloof Gold Mine, as from 1 April 2003.

Kennedy is a well-respected and experienced mining engineer with extensive management experience on the deep level mines of the West Wits Basin. He joined Gold Fields in April 2002 from Samancor. Prior to that Kennedy was a senior manager at AngloGold’s Western Deep Levels Gold Mine.

Mike Prinsloo, Executive Vice President and Head of South African Operations said: “We appreciate the invaluable contribution that Neal has made to Gold Fields and to Kloof in particular. His leadership has assisted in Kloof’s turnaround and he leaves behind a strong team and legacy for Gerrit to build and further consolidate on, to ensure Kloof’s future.”

“Neal Froneman will leave Gold Fields at the end of March 2003 to pursue his personal business interests. We wish him well,” said Prinsloo.

ends

Gold Fields Limited Reg. 1968/004880/06 24 St Andrews Road Parktown, 2193

Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa

Tel +27 11 644-2400 Dir +27 11 644-2460 Fax +27 11 484-0639 www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz Tel +27 11 644-2460 Fax +27 11 484-0639

North America

Cheryl A Martin Tel +303 796-8683 Fax +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel, J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson   *Canadian, †British, ‡American Company Secretary: V D MacDonald

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 12 March 2003	By: /s/ W J Jacobsz

Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs